AMARC RESOURCES LTD.
Suite 1020 - 800 West Pender Street
Vancouver, British Columbia V6C 2V6
Telephone No. (604) 684-6365 / Fax No. (604) 684-8092

INFORMATION CIRCULAR
as at August 5, 2010

This Information Circular is furnished in connection with the solicitation of proxies by the management of Amarc Resources Ltd. (the "Company") for use at the annual and special general meeting (the "Meeting") of its shareholders to be held on September 15, 2010 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to "the Company", "we" and "our" refer to Amarc Resources Ltd. "Common Shares" means common shares without par value in the capital of the Company. "Beneficial Shareholders" means shareholders who do not hold Common Shares in their own name and "intermediaries" refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the "Proxy") are directors and/or officers of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b)	any amendment to or variation of any matter identified therein, and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

Registered shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered shareholders electing to submit a proxy may do so using one of the following methods:

(a)

complete, date and sign the enclosed form of proxy and return it to the Company's transfer agent, Computershare Investor Services Inc. (“Computershare”), by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail to the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; or

(b)

use a touch -tone phone to transmit voting choices to a toll free number. Registered shareholders must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder's account number and the proxy access number; or

(c)

log on to Computershare’s website at www.computershare.com/proxy. Registered shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder's account number and the proxy access number; and

in all cases the proxy must be received at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares) or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder's name on the records of the Company. Such Common Shares will more likely be registered under the names of the shareholder's broker or an agent of that broker. In Canada the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms), and in the United States, under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depository for many U.S. brokerage firms and custodian banks).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of Beneficial owners - those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners).

The Company is taking advantage of provisions of National Instrument 54-101, which allow it to deliver proxy-related materials directly to its NOBOs. As a result NOBOs can expect to receive a scannable Voting Instruction Form ("VIF") from Computershare, our transfer agent. VIFs are to be completed and returned to Computershare following the instructions using one of the methods detailed on the VIF. Computershare tabulates results of VIFs received from NOBOs and provides appropriate instructions at the Meeting concerning Common Shares represented by VIFs they received prior to the Meeting.

Securityholder materials are sent to both registered and non-registered owners of the Company’s securities. If you are a non-registered owner, and the Company or its agent sent these materials directly to you, your name, address and information about your holdings of securities, were obtained in accordance with applicable securities regulatory requirements from the intermediary holding securities on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding securities on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your VIF as specified in your request for voting instructions.

If you are an OBO please follow the instructions of your intermediary carefully to ensure your Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. ("Broadridge") in Canada and the United States. Broadridge mails a VIF in lieu of a proxy provided by the Company. The VIF will name the same persons as the Company's Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), different from the persons designated in the VIF, to represent your Common Shares at the Meeting, and that person may be you. To exercise this right, insert the name of your desired representative in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge following Broadridge’s instructions using one of the methods detailed on the VIF. Broadridge then tabulates results of all instructions received and provides appropriate instructions concerning voting of Common Shares to be represented at the Meeting. If you receive a VIF from Broadridge, it must be completed and returned to Broadridge, in accordance with Broadridge’s instructions, well in advance of the Meeting in order to: (a) have your Common Shares voted as per your instructions, or (b) to have an alternate representative you have chosen, if any, duly appointed to attend and vote your Common Shares on your behalf at the Meeting.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you, or a person designated by you, to attend at the Meeting and vote your Common Shares.

Notice to Shareholders in the United States

The solicitation of proxies involve securities of an issuer located in Canada and are being effected in accordance with the corporate laws of the Province of British Columbia, Canada and securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia), as amended, certain of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it as follows:

(a)

sign a proxy bearing a later date or sign a valid notice of revocation, either of the foregoing to be signed by the registered shareholder or the registered shareholder's authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and deliver the proxy bearing a later date to Computershare, or to the address of the registered office of the Company at 1500 Royal Centre, 1055 West Georgia Street, PO Box 11117, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b)	the registered shareholder may attend the Meeting in person and vote their Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of the auditor and as may be set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The board of directors (the "Board") of the Company has fixed August 5, 2010 as the record date (the "Record Date") for determination of persons entitled to receive notice of and vote at the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

The Company’s Common Shares are listed for trading on the TSX Venture Exchange (the "TSXV"). As of August 5, 2010 there were 83,839,473 Common Shares issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares. The Company is also authorized to issue an unlimited number of Preferred Shares. There are no Preferred Shares issued and outstanding as at August 5, 2010.

To the knowledge of the directors and executive officers of the Company and based on the information supplied to the Company by the shareholders and from the insider reports available at www.sedi.ca, the only individual who beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company as at August 5, 2010 is:

Shareholder Name	Number of Common Shares Held	Percentage of Issued Common Shares
Robert A. Dickinson	10,196,409	12.35%

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein. If there are more nominees for election as directors or appointment of the Company's auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The Board has set the number of directors at seven. Each of the current directors’ term of office will end at the conclusion of the Meeting. Unless the director's office is vacated earlier in accordance with provisions of the Business Corporations Act (British Columbia) ("BCA"), each director elected will hold office until the conclusion of the Company’s next annual general meeting, or, if no director is then elected, until a successor is elected.

The following disclosure sets out the names of management's seven nominees for election as director, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee's principal occupation, business or employment (for the five preceding years for new director nominees), the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each director, both directly and indirectly, or over which each director exercised control or direction as at August 5, 2010:

Name of Nominee; Current Position with the Company and Province of Residence	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled(1)
Rene G. Carrier(4) Director British Columbia, Canada	Since May 2008	75,000 Common shares 70,000 Options(3)
David Copeland Director British Columbia, Canada	Since September 1995	1,049,500 Common shares 70,000 Options(3)
Barry Coughlan (4) Director British Columbia, Canada	Since February 2009	50,000 Common shares 70,000 Options(3)
Scott Cousens Director British Columbia, Canada	Since September 1995	148,300 Common shares 70,000 Options(3)
Robert Dickinson(4) Chairman of the Board and Director British Columbia, Canada	Since April 1993	10,196,409 Common shares(2) 70,000 Options(3) 4,250,000 Warrants
Jeffrey Mason Director British Columbia, Canada	Since September 1995	4,246,000 Common shares 70,000 Options(3)
Ronald Thiessen President, Chief Executive Officer and Director British Columbia, Canada	Since September 1995	2,369,008 Common shares 70,000(3)

Notes:

1.

The information as to principal occupation, business or employment and Common Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees as filed on SEDI. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

2.	Certain of these shares are beneficially owned through a private company controlled by Mr. Dickinson, and a Registered Retirement Saving Plan (RRSP) owned by Mr. Dickinson.

3.

Messrs. Carrier, Copeland, Cousens, Dickinson, Mason and Thiessen each hold options to purchase 70,000 Common Shares at $0.70 per share expiring on July 19, 2011, and Mr. Coughlan holds options to purchase 70,000 Common Shares at $0.70 per share expiring on April 28, 2012.

4.	Member of the audit committee.

Biographical Information

The following information as to principal occupation, business or employment is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

Rene G. Carrier – Director

Rene Carrier is a past Vice-President of Pacific International Securities Inc. where he worked for ten years, until 1991. Since that time he has been President of Euro-American Capital Corporation, a private company which specializes in restructuring, administration, and raising venture capital funds for junior companies.

Mr. Carrier currently is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	May 2008	Present
Chartwell Technology Inc.	Director	June 1991	April 2007
Continental Minerals Corporation	Director	February 2001	Present

Company	Positions Held	From	To
Frontera Copper Corporation	Director	February 2009	June 2009
Heatherdale Resources Inc.	Director	November 2009	Present
International Royalty Corporation	Lead Director	June 2003	February 2010
Quartz Mountain Resources Ltd.	Director	January 2000	Present
	President	June 2005	Present
Rockwell Diamonds Inc.	Director	April 1993	November 2008

David Copeland, P.Eng. – Director

David Copeland is a geological engineer who graduated in economic geology from the University of British Columbia. With over 30 years of experience, Mr. Copeland has undertaken assignments in a variety of capacities in mine exploration, discovery and development throughout the South Pacific, Africa, South America and North America. His principal occupation is President and Director of CEC Engineering Ltd., a consulting engineering firm that directs and co-ordinates advanced technical programs for exploration on behalf of companies for which Hunter Dickinson Services Inc. provides services. He is also a director of Hunter Dickinson Services Inc.

Mr. Copeland is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
Continental Minerals Corporation	Director	November 1995	Present
	President & CEO	January 2008	Present
Farallon Mining Ltd.	Director	December 1995	April 2009
Great Basin Gold Ltd.	Director	February 1994	March 2008
Heatherdale Resources Inc.	CEO, President & Director	November 2009	Present
Northern Dynasty Minerals Ltd.	Director	June 1996	June 2010
Rockwell Diamonds Inc.	Director	September 2006	Present
	Chief Executive Officer	September 2006	September 2007
	Chairman	September 2007	Present
Taseko Mines Limited	Director	March 1994	June 2010

Barry Coughlan – Director
Barry Coughlan is a self-employed businessman and financier who over the past 23 years has been involved in the financing of publicly traded companies. His principal occupation is President and Director of TBC Investments Ltd., a private investment company.

Mr. Coughlan is, or was within the past five years, an officer and or a director of the following companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	February 2009	Present
Continental Minerals Corporation	Director	May 2006	December 2006
Creso Exploration Inc.	Director	June 2010	Present
Farallon Mining Ltd.	Director	March 1998	Present
Great Basin Gold Ltd.	Director	February 1998	Present
ICN Resources Ltd. (formerly Icon Industries Ltd.)	President, CEO and Director	September 1991	February 2010
Quartz Mountain Resources Ltd.	Director	January 2005	Present
Taseko Mines Limited	Director	February 2001	Present

Company	Positions Held	From	To
Quadro Resources Ltd.	President and Director	June 1986	Present

Scott Cousens – Director
Scott Cousens provides management, technical and financial services to a number of publicly traded companies. Mr. Cousens' focus since 1991 has been the development of relationships within the international investment community. Substantial financings and subsequent corporate success has established strong ties with North American, European and Asian investors. He is also a director of Hunter Dickinson Services Inc.

Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	June 2009
Continental Minerals Corporation	Director	June 1994	Present
Farallon Mining Ltd.	Director	December 1995	April 2007
Great Basin Gold Ltd.	Director	March 1993	November 2006
Heatherdale Resources Inc.	Chairman and Director	November 2009	Present
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Rockwell Diamonds Inc.	Director	November 2000	November 2008
Taseko Mines Limited	Director	October 1992	Present

Robert Dickinson, B.Sc., M.Sc. – Chairman of the Board and Director

Robert Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for whom Hunter Dickinson Services Inc. provides services. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration - Finance) from the University of British Columbia. Mr. Dickinson has also been active in mineral exploration over 40 years. He is a director of Hunter Dickinson Services Inc. He is also President and Director of United Mineral Services Ltd., a private resource company.

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	April 1993	Present
	Chairman	April 2004	Present
Anooraq Resources Corporation	Director	October 2004	June 2009
	Co-Chairman	October 2004	June 2009
Continental Minerals Corporation	Director	June 2004	Present
	Chairman	June 2004	January 2006
	Co-Chairman	January 2006	December 2006
Detour Gold Corporation	Director	August 2006	February 2009
Farallon Mining Ltd.	Director	July 1991	April 2007
	Co-Chairman	September 2004	April 2006
Great Basin Gold Ltd.	Director	May 1986	November 2006
	Chairman	April 2004	December 2005
	Co-Chairman	December 2005	November 2006
Heatherdale Resources Ltd.	Director	November 2009	Present

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Chairman	April 2004	Present
Rockwell Diamonds Inc.	Director	November 2000	September 2006
	Chairman	November 2000	September 2006
Taseko Mines Limited	Director	January 1991	Present
	Chairman	April 2004	July 2005
	Co-Chairman	July 2005	May 2006

Jeffrey Mason, B.Comm., CA – Director

Jeffrey Mason holds a Bachelor of Commerce degree from the University of British Columbia and obtained his Chartered Accountant designation while specializing in the mining, forestry and transportation sectors at the international accounting firm of Deloitte & Touche. Following comptrollership positions at an international commodity mercantilist and Homestake Mining Group of companies including responsibility for North American Metals Corp. and the Eskay Creek Project, Mr. Mason has spent the last several years as a corporate officer and director to a number of publicly-traded mineral exploration companies. Until early 2008, Mr. Mason was employed as Chief Financial Officer of Hunter Dickinson Inc. and his principal occupation was the financial administration of the public companies to which Hunter Dickinson Inc. provided services.

Mr. Mason is, or was within the past five years, an officer and or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
	Secretary	September 1995	February 2008
	Chief Financial Officer	September 1998	July 2008
Anooraq Resources Corporation	Director	April 1996	September 2004
	Secretary	September 1996	September 2007
	Chief Financial Officer	February 1999	June 2007
Coastal Contacts Inc.	Director	October 2006	Present
Continental Minerals Corporation	Director	June 1995	February 2008
	Secretary	November 1995	February 2008
	Chief Financial Officer	June 1998	February 2008
Detour Gold Corporation	Chief Financial Officer and Secretary	July 2006	December 2007
Farallon Mining Ltd.	Director	August 1994	February 2008
	Secretary	December 1995	December 2007
	Chief Financial Officer	December 1997	December 2007
Great Basin Gold Ltd.	Director	February 1994	November 2006
	Secretary	February 1994	November 2006
	Chief Financial Officer	June 1998	November 2006
Northern Dynasty Minerals Ltd.	Director	June 1996	July 2008
	Secretary	June 1996	July 2008
	Chief Financial Officer	June 1998	July 2008
Quartz Mountain Resources Ltd.	Principal Accounting Officer	January 2005	February 2008
Rockwell Diamonds Inc.	Director	November 2000	September 2007
	Chief Financial Officer	November 2000	April 2007
Slater Mining Limited	Director	July 2008	Present

Company	Positions Held	From	To
Taseko Mines Limited	Director	February 1994	July 2008
	Secretary	February 1994	June 2008
	Chief Financial Officer	November 1998	June 2008

Ronald Thiessen, CA – President, Chief Executive Officer and Director

Ronald Thiessen is a Chartered Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is a director of Hunter Dickinson Services Inc., a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities.

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present
Anooraq Resources Corporation	Director	April 1996	Present
	President and Chief Executive Officer	September 2000	August 2007
Continental Minerals Corporation	Director	November 1995	Present
	President and Chief Executive Officer	September 2000	January 2006
	Co-Chairman	January 2006	Present
Detour Gold Corporation	Director	July 2006	Present
	Chairman	July 2006	March 2009
Farallon Mining Ltd.	Director	August 1994	Present
	Co-Chairman	September 2004	December 2005
	Chairman	December 2005	Present
Great Basin Gold Ltd.	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	December 2005
	Co-Chairman	December 2005	November 2006
	Chairman	November 2006	Present
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present
Rockwell Diamonds Inc.	Director	November 2000	September 2007
	President and Chief Executive Officer	November 2000	September 2006
	Chairman	September 2006	September 2007
Taseko Mines Limited	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	July 2005
	Co-Chairman	July 2005	May 2006
	Chairman	May 2006	Present
Quadro Resources Ltd.	Director	July 1992	December 2006

APPOINTMENT OF AUDITOR

De Visser Gray LLP, Chartered Accountants, of Suite 401, 905 West Pender Street, Vancouver, British Columbia, will be nominated at the Meeting for reappointment as auditor of the Company, based upon a recommendation of the audit committee. De Visser Gray LLP was first appointed auditor of the Company in September 1995.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

National Instrument 52-110 of the Canadian Securities Administrators ("NI 52-110") requires the Company, as a venture issuer, to disclose annually in its information circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, set forth as follows:

The Audit Committee's Charter

The audit committee has adopted a charter setting out its mandate and responsibilities. A copy of the audit committee charter is available at www.sedar.com and the Company's website www.amarcresources.com.

Composition of the Audit Committee

Members of the audit committee are Rene Carrier, Barry Coughlan and Robert Dickinson. All members are financially literate. Messrs. Carrier and Coughlan are independent.

Relevant Education and Experience

As a result of their education and experience, each member of the audit committee has familiarity with, an understanding of, or experience in:

  the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

  reviewing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, and an understanding of internal controls and procedures for financial reporting.

Audit Committee Oversight

The audit committee has not made any recommendations to the Board to nominate or compensate any external auditor that was not adopted by the Board.

Reliance on Certain Exemptions

The Company's auditor De Visser Gray LLP has not provided any material non-audit services during the most recently completed fiscal year.

Pre-Approval Policies and Procedures

The Company has procedures for the review and pre-approval of any services performed by its auditors. The procedures require that all proposed engagements of its auditors for audit and non-audit services be submitted to the audit committee for approval prior to the beginning of any such services. The audit committee considers such requests, and, if acceptable to a majority of the audit committee members, pre-approves such audit and non-audit services by a resolution authorizing management to engage the Company's auditors for such audit and non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the regulations of the US Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors.

External Auditor Service Fees

The audit committee has reviewed the nature and amount of the non-audit services provided by De Visser Gray LLP to the Company to ensure auditor independence. Fees incurred with De Visser Gray LLP for professional services in the last two fiscal years are outlined in the following table.

Nature of Services	Fees Paid to Auditor in Year Ended March 31, 2010.	Fees Paid to Auditor in Year Ended March 31, 2009.
Audit Fees(1)	$25,000 (estimate)	$20,000
Audit-Related Fees(2)	Nil (estimate)	Nil
Tax Fees(3)	Nil (estimate)	Nil
All Other Fees(4)	Nil (estimate)	Nil
Total	$25,000 (estimate)	$20,000

Notes:

(1) "Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Company's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2) "Audit-Related Fees" include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3) "Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4) "All Other Fees" include all other non-audit services.

Exemption

The Company is a “venture issuer” as defined in NI 52-110 and relies on the exemption in section 6.1 of NI 52-110 relating to Parts 3 (Composition of Audit Committee) and 5 (Reporting Obligations).

     CORPORATE GOVERNANCE

General

Corporate governance refers to the policies and structure of the board of directors of a company, whose members are elected by and are accountable to the shareholders of the company. Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and the adoption of policies to ensure the board of directors recognizes the principles of good management. The Board of the Company is committed to sound corporate governance practices; as such practices are both in the interests of shareholders and help to contribute to effective and efficient decision-making.

Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A "material relationship" is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director's independent judgment.

The Board facilitates its independent supervision over management in a number of ways including: by holding regular meetings without the presence of management; by retaining independent consultants; and by reviewing corporate developments with larger shareholders, analysts and potential industry partners, where it deems necessary.

The directors of the Company, except Messrs. Carrier and Coughlan, are not independent. Messrs. Carrier and Coughlan are considered independent because they are not executive officers of the Company, and they do not receive any compensation other than in their role as directors. The non-independent directors (and the reason for that status) are Robert Dickinson (Chairman of the Board), Ron Thiessen (President and CEO), Scott Cousens (provides capital finance and investor relations services), David Copeland (provides engineering and related advisory services) and Jeffrey Mason (former Chief Financial Officer). The Company is taking steps to ensure that the duties generally performed by independent directors are being performed by both the independent directors and certain non-independent directors. The Board members have extensive experience as directors of public companies and are sensitive to the related corporate governance and financial reporting obligations associated with such positions. Thus the Board members are well versed in the obligations of directors and the expectations of independence.

Other Directorships

The section entitled "Election of Directors" above in this Information Circular gives details of other reporting issuers of which each director is a director or officer.

Orientation and Continuing Education

The Company has traditionally retained experienced mining people as directors and hence the orientation needed is minimized. When new directors are appointed, they are acquainted with the Company's mineral projects and the expectations of directors. Board meetings generally include presentations by the Company's senior management and project staff in order to give the directors full insight into the Company's operations.

Ethical Business Conduct

The Board has adopted an ethics policy which is available for viewing on the Company's website, www.amarcresources.com. The Board also understands that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The Board reviews its size each year when it considers the number of directors required to carry out the Board's duties effectively and to maintain a diversity of views and experience.

The Board does not have a nominating committee, thus these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Company, this policy will be reviewed.

Compensation

The Board determines the compensation for independent directors and executives. See the NEO Summary Compensation Table and the Director Compensation Table below, for details of compensation paid during the fiscal year ended March 31, 2010.

Other Board Committees

The Board has no committees other than the audit committee.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and its audit committee.

     COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Named Executive Officer

In this section "Named Executive Officer" ("NEO") means the Chief Executive Officer, the Chief Financial Officer and each of the three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed financial year and whose total compensation was more than $150,000 as well as any additional  individuals for whom disclosure would have been provided except that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

Ronald W. Thiessen, Chief Executive Officer and Paul Mann, Chief Financial Officer are the NEOs of the Company for the purposes of the following disclosure.

Compensation Discussion and Analysis

The Board has not appointed a compensation committee so the responsibilities relating to executive and director compensation, including reviewing and recommending director compensation, overseeing the Company's base compensation structure and equity-based compensation program, recommending compensation of the Company's officers and employees, and evaluating performance of officers generally and in light of annual goals and objectives, is performed by the plenary Board.

Report on Executive Compensation

This report on executive compensation has been authorized by the Board, which assumes responsibility for reviewing and monitoring the long-range compensation strategy for the Company’s senior management. Ordinarily, the Board determines the type and amount of compensation for the Company's executive officers. In addition, the Board reviews the methodology utilized by the Company for setting salaries of employees throughout the organization.

Neither of the NEOs serve the Company solely on a full-time basis, and, consequently, compensation paid to them by the Company is allocated based on the estimated amount of time spent on their work for the Company.

Philosophy and Objectives

The compensation program for the Company’s senior management is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a)	attracting and retaining talented, qualified and effective executives;

(b)	motivating the short and long- term performance of these executives; and

(c)	better aligning their interests with those of the Company's shareholders.

In compensating its senior management, the Company has employed a combination of base salary, bonus compensation and equity participation through its share option plan.

Base Salary

In the Board's view, paying base salaries which are competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives. Competitive salary information on comparable companies within the industry is compiled from a variety of sources, including surveys conducted by independent consultants and national and international publications.

Bonus Compensation

The Board considers performance, shareholder benefits achieved, competitive factors and other matters in awarding bonuses.

Equity Participation

The Company believes that encouraging its executives and employees to become shareholders is the best way of aligning their interests with those of its shareholders. Equity participation is accomplished through the Company's share option plan. Share options are granted to senior executives taking into account a number of factors, including the amount and term of options previously granted, base salary and bonuses and competitive factors. Options are generally granted to senior executives, which vest on terms established by the Board.

Given the evolving nature of the Company's business, the Board continues to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above.

The annual compensation for the Chief Executive Officer is approved by the Board. Base salary and bonus levels are determined taking into account independent market survey data.

At least annually, the Board reviews the grants of share options to directors, management, employees and consultants.

Actions, Decisions or Policies Made After March 31, 2010

There were no changes in the Company's executive compensation after March 31, 2010 and to the date of this information circular.

Option-Based Awards

The only equity compensation plan which the Company has in place is the share option plan (the "Plan") which was previously approved by shareholders on September 21, 2004 and last approved for continuation by the shareholders on September 29, 2009. The Plan was established to provide incentive to qualified parties to increase their proprietary interest in the Company thereby encouraging their continuing association with the Company. The Plan is administered by the directors of the Company and provides that options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. The Plan also provides that the number of Common Shares issuable under the Plan, together with all of the Company's other previously established or proposed share compensation arrangements, may not exceed 10% of the total number of issued and outstanding Common Shares. All options expire on a date not later than five years after the date of grant of such option. There are currently options outstanding to purchase an aggregate of 1,725,200 Common Shares.

Summary Compensation Table

Compensation paid to the NEOs during the Company's two most recently completed financial years ended March 31, 2009 and March 31, 2010 is set out below and expressed in Canadian dollars unless otherwise noted:

Name and principal position	Fiscal Year	Salary ($)	Share- based awards ($)	Option- based awards(1) ($)	Non-equity incentive plan compensation		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans	($) Long-term incentive plans
Ronald Thiessen Chief Executive Officer	2010 2009	36,250 23,441	Nil Nil	Nil 24,453	Nil Nil	Nil Nil	Nil Nil	Nil Nil	36,250 47,894
Paul Mann Chief Financial Officer	2010 2009	20,000 22,041	Nil Nil	Nil 17,467	Nil Nil	Nil Nil	Nil Nil	Nil Nil	20,000 39,508

Notes:

(1)

The options granted in fiscal 2009 were granted pursuant to the Company’s Share Option Plan. (See section on Option Based Awards). For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant. The Black-Scholes option valuation is determined using the expected life of the share option, expected volatility of the Company's Common Share price, expected dividend yield, and risk-free interest rate. The weighted average Black-Scholes grant date fair value for awards granted on July 19, 2008 was $0.35 which was 50% of the option exercise price.

During the fiscal year ended March 31, 2010, Messrs. Thiessen and Mann did not serve the Company solely on a full-time basis, and their compensation from the Company is allocated based on the estimated amount of time each of them spent providing services to the Company.

Incentive Plan Awards – Outstanding Option-Based Awards

The following table sets out all option-based awards outstanding as at March 31, 2010, for each NEO:

Name	Option- based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- (2) money options ($)
Ronald Thiessen Chief Executive Officer	70,000(1)	0.70	July 19, 2011	Nil
Paul Mann Chief Financial Officer	50,000(1)	0.70	July 19, 2011	Nil

Notes:

(1)	Granted during the fiscal year ended March 31, 2009.

(2)

The value at March 31, 2010 is calculated by determining the difference between the closing price of the Company's Common Shares at March 31, 2010 ($0.47/share) underlying the option on the TSXV and the exercise price of the options.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the year ended March 31, 2010, for each NEO:

Name	Option-based awards – Value vested during the year(1) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Ronald Thiessen Chief Executive Officer	Nil	Nil
Paul Mann Chief Financial Officer	Nil	Nil

Notes:

(1)

These amounts represent the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. The value of each amount is determined by taking the difference between the market price of the option at date of exercise and the exercise or base price of the option under the option-based award on the vest date.

Pension Plan Benefits

The Company has no pension or deferred compensation plans for its directors, officers or employees.

Termination And Change Of Control Benefits

There are no compensatory plan(s) or arrangement(s), with respect to the NEOs resulting from the resignation, retirement or any other termination of employment of the officer's employment or from a change of the NEO's responsibilities following a change in control.

DIRECTOR COMPENSATION

Director Compensation Table

The compensation provided to the directors, excluding a director who is also a NEO and set out in disclosure above, for the Company's most recently completed financial year of March 31, 2010 is as set out below and is expressed in Canadian dollars:

Name	Fees earned ($)	Share- based awards ($)	Option- based awards(3) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Rene G. Carrier (1)	15,000	Nil	Nil	Nil	Nil	Nil	15,000
David Copeland	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Barry Coughlan (1)	15,000	Nil	3,360	Nil	Nil	Nil	18,360
Scott Cousens (2)	31,250	Nil	Nil	Nil	Nil	Nil	31,250
Robert Dickinson (2)	46,750	Nil	Nil	Nil	Nil	Nil	46,750
Jeffrey Mason	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

1.	Independent directors receive an annual fee of $15,000 for their services.

2.

Pursuant to the Corporate Services Agreement with Hunter Dickinson Services Inc., compensation for Messrs. Cousens and Dickinson are allocated to the Company on the basis of time spent in respect of the Company's business. (See section on Management Contracts).

3.

The options granted in fiscal 2010 were granted pursuant to the Share Option Plan. (See section on Option Based Awards). For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant. The Black-Scholes option valuation is determined using the expected life of the share option, expected volatility of the Company's Common Share price, expected dividend yield, and risk-free interest rate. The weighted average Black-Scholes grant date fair value for awards granted on April 28, 2009 was $0.05, which was 7% of the option exercise price.

The following table sets out all option-based awards outstanding as at March 31, 2010, for each director, excluding a director who is included in disclosure above as an NEO of the Company:

Name	Option-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(2) ($)
Rene G. Carrier	70,000	0.70	July 19, 2011	Nil
David Copeland	70,000	0.70	July 19, 2011	Nil
Barry Coughlan(1)	70,000	0.70	April 28, 2012	Nil
Scott Cousens	70,000	0.70	July 19, 2011	Nil
Robert Dickinson	70,000	0.70	July 19, 2011	Nil
Jeffrey Mason	70,000	0.70	July 19, 2011	Nil

Notes:

(1)	Granted during the fiscal year ended March 31, 2010.

(2)

The value at March 31, 2010 is calculated by determining the difference between the closing price of the Company's Common Shares at March 31, 2010 ($0.47/share) underlying the option on the TSXV and the exercise price of the options.

The following table sets out all incentive plans (value vested or earned) during the year ended March 31, 2010, for each director, excluding a director who is already set out in disclosure for an NEO for the Company:

Name	Option-based awards – Value vested during the year(1) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Rene G. Carrier	Nil	Nil
David Copeland	Nil	Nil
Barry Coughlan	Nil	Nil
Scott Cousens	Nil	Nil
Robert Dickinson	Nil	Nil
Jeffrey Mason	Nil	Nil

Notes:

(1)

These amounts represent the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. The value of each amount has been determined by taking the difference between the market price of the option at date of exercise and the exercise or base price of the option under the option-based award on the vest date.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out equity compensation plan information as at the Company’s March 31, 2010 fiscal year end:

	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders (the "Plan")	1,725,200	$0.69	6,658,747
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	1,725,200	$0.69	6,658,747

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end of the most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no informed person (a director, officer or holder of 10% or more of the Common Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or could materially affect the Company or any of its subsidiaries during the fiscal year ended March 31, 2010, or has any interest in any material transaction in the current year other than as set out herein.

MANAGEMENT CONTRACTS

The Company does not have full-time management or employees. Pursuant to a Corporate Services Agreement dated July 2, 2010 with Hunter Dickinson Services Inc. ("HDSI"), HDSI provides services, including geological, corporate development, administrative and management services (collectively the “Services”) to the Company. HDSI is a private company with certain directors in common with the Company, namely Messrs. Copeland, Cousens, Dickinson and Thiessen. HDSI provides the Services to several publicly traded companies (one of which is the Company), and is managed by persons who are directors in common with the Company.

HDSI has supervised or conducted mineral exploration projects in Canada (British Columbia, Manitoba, Ontario, Quebec and the Yukon) and internationally in Brazil, Chile, China, the United States (Nevada and Alaska), Mexico, and South Africa. HDSI allocates the costs of staff input into projects based on time records of involved personnel. Costs of such personnel and third party contractors are billed to the participating public companies (inclusive of HDSI staff costs and overhead) for amounts that are considered by the Company's management to be competitive with arm's-length suppliers.

During the year ended March 31, 2010, the amount billed by HDSI for the services rendered and for reimbursement of expenses incurred on behalf of the Company was $1,526,583 (2009 – $2,658,528).

     PARTICULARS OF MATTERS TO BE ACTED UPON

A. Share Option Plan

TSXV policies (the “Policies”) require each TSXV listed company granting share options to implement a share option plan. In order to comply with the Policies, and provide incentive to directors, officers, employees, management and others providing services to the Company, or any subsidiary, to act in the best interests of the Company, the shareholders of the Company adopted a Share Option Plan (the "Existing Plan") in 2004.

The Existing Plan is a rolling plan, which means a maximum of 10% of the issued and outstanding Common Shares of the Company at the time an option is granted less Common Shares reserved for issuance under the Existing Plan, will be reserved for options to be granted under the Existing Plan at the Board’s discretion to eligible optionees (the "Optionees").

Under TSXV policy, continuation of the Existing Plan requires annual shareholder approval at each annual meeting of the Company by ordinary resolution. The Company is of the view that the Existing Plan provides the Company with the flexibility required to attract and maintain services of executives, employees and other service providers in competition with other companies in the industry. Currently, there are options to purchase an aggregate of 1,725,200 Common Shares outstanding. Options granted under the Existing Plan are not exercisable for a period longer than five (5) years and the exercise price must be paid in full upon exercise of the option.

In order to increase the Company’s flexibility in providing incentive to directors, officers, employees, management and others who provide services to the Company, and to bring the Company’s share option incentive program in line with the current regulatory regime, the Board approved a new rolling share option plan (the “New Plan”) on August 13, 2010 to replace the Existing Plan. The New Plan is also a 10% maximum rolling plan and pursuant to the Policies, once shareholder approval to adoption of the New Plan is obtained, shareholder approval must be obtained for continuation of the New Plan at every subsequent annual meeting of the Company by ordinary resolution.

As the New Plan, is also a rolling plan, a maximum of ten percent (10%) of the issued and outstanding Common Shares of the Company at the time an option is granted, less Common Shares reserved for issuance on exercise of options then outstanding under the New Plan, are reserved for options to be granted at the discretion of the Board to eligible optionees (an “Optionee”). At the date of this Information Circular, options to purchase an aggregate of 1,725,200 Common Shares granted under the Existing Plan were outstanding, representing approximately 2% of the outstanding Common Shares in the capital of the Company. If the New Plan is approved by shareholders, all outstanding options will be rolled into and deemed granted under the New Plan.

The New Plan is subject to the following restrictions:

(a)

The Company must not grant an option to a director, employee, consultant, or consultant company (the “Service Provider”) in any twelve (12) month period that exceeds five percent (5%) of the outstanding shares, unless the Company has obtained approval by a majority of the votes cast by the shareholders of the Company eligible to vote at a shareholders’ meeting, excluding votes attaching to shares beneficially owned by Insiders and their Associates (defined below) (“Disinterested Shareholder Approval”);

(b)	The Company must not grant an option if it has been ordered by the TSXV to transfer its listed shares to the NEX;

(c)

The aggregate number of options granted to a Service Provider conducting Investor Relations Activities in any twelve (12) month period must not exceed two percent (2%) of the outstanding shares calculated at the date of the grant, without the prior consent of the TSXV;

(d)	The Company must not grant an option to a Consultant in any twelve (12) month period that exceeds two percent (2%) of the outstanding shares calculated at the date of the grant of the option;

(e)

The aggregate number of Common Shares reserved for issuance under options granted to Insiders must not exceed ten percent (10%) of the outstanding shares (in the event that the New Plan is amended to reserve for issuance more than ten percent (10%) of the outstanding shares) unless the Company has obtained Disinterested Shareholder Approval to do so;

(f)

The number of optioned shares issued to Insiders in any twelve (12) month period must not exceed ten percent (10%) of the outstanding shares (in the event that the New Plan is amended to reserve for issuance more than ten percent (10%) of the outstanding shares) unless the Company has obtained Disinterested Shareholder Approval to do so;

(g)

The issuance to any one Optionee within a twelve (12) month period of a number of Common Shares must not exceed five percent (5%) of outstanding Common Shares unless the Company has obtained Disinterested Shareholder Approval to do so; and

(h)	The exercise price of an option previously granted to an Insider must not be reduced, unless the Company has obtained Disinterested Shareholder Approval to do so.

Material Terms of the New Plan

The following is a summary of the material terms of the New Plan:

(a)	Persons who are Service Providers to the Company or its affiliates, or who are providing services to the Company or its affiliates, are eligible to receive grants of options under the New Plan;

(b)	Options granted under the New Plan are non- assignable and non-transferable and are issuable for a period of up to ten (10) years;

(c)	For options granted to Service Providers, the Company must ensure that the proposed Optionee is a bona fide Service Provider of the Company or its affiliates;

(d)

an Option granted to any Service Provider will expire within one year (or such other time, not to exceed one year, as shall be determined by the Board as at the date of grant or agreed to by the Board and the Optionee at any time prior to expiry of the Option), after the date the Optionee ceases to be employed by or provide services to the Company, but only to the extent that such Option was vested at the date the Optionee ceased to be so employed by or to provide services to the Company;

(e)

if an Optionee dies, any vested option held by him or her at the date of death will become exercisable by the Optionee’s lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such Optionee and the date of expiration of the term otherwise applicable to such option;

(f)

in the case of an Optionee being dismissed from employment or service for cause, such Optionee’s options, whether or not vested at the date of dismissal, will immediately terminate without right to exercise same;

(g)	the exercise price of each option will be set by the Board on the effective date of the option and will not be less than the Discounted Market Price (as defined in Policy 1.1 of the Policies);

(h)

vesting of options shall be at the discretion of the Board, and will generally be subject to: (i) the Service Provider remaining employed by or continuing to provide services to the Company or its affiliates, as well as, at the discretion of the Board, achieving certain milestones which may be defined by the Board from time to time or receiving a satisfactory performance review by the Company or its affiliates during the vesting period; or (ii) the Service Provider remaining as a Director of the Company or its affiliates during the vesting period; and

(i)

The Board reserves the right in its absolute discretion to amend, suspend, terminate or discontinue the New Plan with respect to all New Plan shares in respect of options which have not yet been granted under the New Plan.

The Board has determined that, in order to reasonably protect the rights of participants, as a matter of administration, it is necessary to clarify when amendments to the New Plan may be made by the Board without further shareholder approval. Accordingly, the Board proposes that the New Plan also provide the following:

(a)	The Board may, without shareholder approval:

	(i)	amend the New Plan to correct typographical, grammatical or clerical errors;

	(ii)	change the vesting provisions of an option granted under the New Plan, subject to prior written approval of the TSXV, if applicable;

	(iii)	change the termination provision of an option granted under the New Plan if it does not entail an extension beyond the original expiry date of such option;

	(iv)	make such amendments to the New Plan as are necessary or desirable to reflect changes to securities laws applicable to the Company;

	(v)	make such amendments as may otherwise be permitted by the TSXV Policies;

(vi)

if the Company becomes listed or quoted on a stock exchange or stock market senior to the TSXV, make such amendments as may be required by the policies of such senior stock exchange or stock market; and

	(vii)	amend the New Plan to reduce the benefits that may be granted to Service Providers.

A copy of the New Plan will be available for inspection at the Meeting.

Shareholder Approval – Share Option Plan

At the Meeting, Shareholders will be asked to consider and vote on the ordinary resolution to adopt the New Plan, with or without variation, as follows:

“Resolved, that:

(a)	the Share Option Plan dated for reference September 15, 2010 (the “New Plan”), as approved by the Company’s Board of Directors (the “Board”) on August 13, 2010, be ratified and approved;

(b)	all outstanding options be rolled into the New Plan;

(c)	to the extent permitted by law, the Company be authorized to abandon all or any part of the New Plan if the Board deems it appropriate and in the best interests of the Company to do so; and

(d)

any one or more of the directors and officers of the Company be authorized to perform all such acts, deeds and things and execute, under seal of the Company or otherwise, all such documents as may be required to give effect to this resolution.

Definitions:

An “ordinary resolution” is a resolution passed by the shareholders of the Company at a general meeting by a simple majority of the votes cast in person or by proxy.

A “disinterested shareholder” means a shareholder that is not an Insider to whom options may be granted under the New and any Associates of such Insider.

An “Insider” is a director or an officer of the Company, a director or an officer of a company that is itself an Insider or a subsidiary of an Insider, or a person that has beneficial ownership of, and/or control or direction, either directly or indirectly over, securities of the Company carrying more than 10% of the voting rights attached to all the Company’s outstanding voting securities.

An “Associate” means if used to indicate a relationship with any person,

(a) a partner, other than a limited partner, of that person,

(b) a trust or estate in which that person has a substantial beneficial interest or for which that person serves as trustee or in a similar capacity,

(c) an issuer in respect of which that person beneficially owns or controls, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all outstanding voting securities of the issuer, or

(d) a relative, including the spouse, of that person or a relative of that person's spouse, if the relative has the same home as that person.

The Board recommends that shareholders vote in favour of the New Plan.

B. Alteration to Articles

General

At the Meeting, Shareholders will be asked to approve certain alterations to the Company’s current Articles. The alterations are considered necessary to ensure that the Company’s corporate charter facilitates the use of uncertificated shares and electronic record keeping systems currently in use worldwide and which are being increasingly adopted in Canada.

The proposed alterations to the Company’s current Articles are necessary as a result of amendments to the British Columbia Business Corporations Act (the “BCA”) which permits the use of electronic record-keeping and uncertificated securities. With the amendments to the BCA and as a result, the Company wishes to alter sections 2.3, 2.4, 2.6, 5.1, 5.2 and 5.4 of its Articles. The alterations are intended to modernize the Company’s corporate charter to more readily permit the use of uncertificated shares and electronic trading.

The material concerns arising from the amendments to the BCA and which are reflected in the proposed alterations to the Articles include the following:

1.

If the shares of which a shareholder is the registered owner are not uncertificated shares, such shareholders will be entitled either to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder’s name; or (b) a non-transferable written acknowledgment of the shareholder’s right to obtain such a share certificate. Shareholders holding uncertificated shares will receive written notice of any issue or transfer of those shares.

2.

Currently, the Articles provide that for a share transfer to be effective the Company must receive a “duly signed instrument of transfer”. In electronic delivery, in certain circumstances where transfers are made by brokers on behalf of their clients, a signed instrument of transfer is not provided to the Company.

The alterations permit the transfer of shares to occur upon receipt by the Company or its transfer agent of a written instrument of transfer.

3.

Currently, the Articles provide that the instrument of transfer must be in the form approved by the directors. The alterations make the acceptance of the form of instrument of transfer by providing that the instrument of transfer be in a form either approved by the directors or by the transfer agent and registrar of the Company.

A complete copy of the proposed amended Articles, incorporating all deletions and additions, will be available for review at the Meeting. The Articles in their proposed amended form are also available upon request from the Secretary of the Company, Trevor Thomas, at (604) 684-6365.

Shareholder Approval of the Alterations to the Articles

At the Meeting, or any adjournment thereof, Shareholders will be asked to consider and, if thought fit, pass, with or without variation, the following ordinary resolution approving alteration of the Company’s Articles as set forth in Schedule “A” to this Information Circular.

“Resolved that:

(a)

pursuant to section 259(6) of the Business Corporations Act (British Columbia), the existing Articles of the Company be altered, substantially in the form as set out in Schedule “A” to the Information Circular for the Meeting, subject to such non material requirements as may be reasonably required by legal counsel or the regulatory authorities;

(b)

any director or officer of the Company be authorized to execute and deliver under the seal of the Company or otherwise all such documents and to do all such other acts or things as such director or officer may determine necessary or advisable in connection with such alterations to the Company’s Articles, the execution of any such document or the doing of any such other act or thing by any director or officer of the Company being conclusive evidence of such determination; and

(c)	the directors of the Company have the right to revoke this resolution.”

An ordinary resolution is a resolution passed by the shareholders of the Company at a general meeting by a simple majority of the votes cast in person or by proxy.

The Board recommends that shareholders vote in favour of the resolution to amend the Articles. In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote in favour of this resolution. If passed, this resolution will be effective immediately upon the amended Articles together with the signed Minutes approving the Articles as amended being filed in the Company’s corporate records book.

ADDITIONAL INFORMATION

The audited consolidated financial statements of the Company for the fiscal year ended March 31, 2010, the report of the auditor and related management discussion and analysis will be placed before the Meeting. Additional information may be obtained free of charge from the Company's Investor Relations department at Suite 1020 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, at telephone number: 604-684-6365 or fax number 604-681-2741. The financial statements and additional information are filed on www.sedar.com.

OTHER MATTERS

The Board is not aware of any other matters that it anticipates will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the Board.

DATED at Vancouver, British Columbia, August 13, 2010.

BY ORDER OF THE BOARD OF DIRECTORS

“Ronald W. Thiessen”

Ronald W. Thiessen
President and Chief Executive Officer

SCHEDULE “A”

ALTERATIONS TO THE ARTICLES OF
AMARC RESOURCES LTD.

At the Meeting, or any adjournment thereof, Shareholders will be asked to consider and, if thought fit, pass, with or without variation, an ordinary resolution to approve alteration of the Company’s current Articles pursuant to section 259(6) of the Business Corporations Act (British Columbia), as follows:

1.	Article 2, Shares and Share Certificates

	(a)	amend clause 2.3 to read as follows:

“Shareholder Entitled to Certificate, Acknowledgment or Written Notice

2.3 Unless the shares of which the shareholder is the registered owner are uncertificated shares, each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder’s name or (b) a non- transferable written acknowledgment of the shareholder’s right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate or acknowledgment and delivery of a share certificate or an acknowledgment to one of several joint shareholders or to a duly authorized agent of one of the joint shareholders will be sufficient delivery to all. The Company must send to a holder of an uncertificated share a written notice containing the information required by the Act within a reasonable time after the issue or transfer of such share.”

	(b)	amend clause 2.4 to read as follows: “Delivery by Mail

2.4 Any share certificate or non-transferable written acknowledgment of a shareholder’s right to obtain a share certificate, or written notice of the issue or transfer of an uncertificated share, may be sent to the shareholder by mail at the shareholder’s registered address or to the shareholder’s duly authorized agent and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate, acknowledgement or written notice is lost in the mail or stolen.”

	(c)	amend clause 2.6 to read as follows:

“Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgment

2.6 If a share certificate or a non-transferable written acknowledgment of a shareholder’s right to obtain a share certificate is lost, stolen or destroyed, the Company must issue a replacement share certificate or acknowledgment, as the case may be, to the person entitled to that share certificate or acknowledgment, if the requirements of the Act are satisfied and it receives:

(a)	proof satisfactory to it of the loss, theft or destruction; and

(b)	any indemnity the directors consider adequate.”

2.	Article 5, Share Transfers

	(a)	amend clause 5.1 to read as follows:

“Registering Transfers

5.1 A transfer of a share must not be registered unless the Company, or the Company’s transfer agent or registrar for the class or series of shares to be transferred has received:”

(b)	amend clause 5.1 (a) as follows:

“(a) except as exempted by the Act, a ~~duly signed proper~~ written instrument of transfer in respect of the share (which may be a separate document or endorsed on the share certificate for the shares transferred) made by the shareholder or other appropriate person or by an agent who has actual authority to act on behalf of that person;”

(c)	amend clause 5.1 (c) to read as follows:

“(c) if a non-transferable written acknowledgment of the shareholder’s right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that written acknowledgment; and

(d)	amend clause 5.1 (d) to read as follows:

“(d) such other evidence, if any, as the Company or the transfer agent or registrar for the class or series of share to be transferred may require to prove the title of the transferor or the transferor’s right to transfer the share, that the written instrument of transfer is genuine and the right of the transferee to have the transfer registered.”

(e)	amend clause 5.2 as follows:

“Form of Instrument of Transfer

5.2 The instrument of transfer in respect of a share must be either in the form, if any, on the back of the Company’s share certificates for shares of that class or series or in some other form that may be approved by the directors or by the transfer agent or registrar for the share from time to time.”

(f)	amend clause 5.4 to read as follows:

“Signing of Instrument of Transfer

5.4 If a shareholder, or ~~his or her~~ a shareholder’s duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgments deposited with the instrument of transfer, or if the shares are uncertificated shares, then all of the shares registered in the name of the shareholder on the central securities register:

(a)	in the name of the person named as transferee in that instrument of transfer; or

(b)	if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.”